Exhibit 99.1

XP Inc.

(the "Company")

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

________________________________________________________________________________

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Av. Chedid Jafet, 75 Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP, 04551-065, Brazil on 30 April 2020 at 10.00am (São Paulo time).

The AGM will be held at the offices of the Company in accordance with Cayman Islands law, but given the situation of COVID-19, in compliance with the decree of the state of São Paulo which recommends that the circulation of people be limited to immediate needs for food and health care, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM in a virtual form.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolution:

1	to resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2019 be approved and ratified.

2	to resolve, as an ordinary resolution, that the Company's management accounts for the fiscal year ended 31 December 2019 be approved and ratified.

3	to elect, as an ordinary resolution, Ricardo Baldin as a member of the Board of Directors of the Company.

Ricardo's profile is included in the Schedule to this Notice.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the "Board") has fixed the close of business on 13 April 2020 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By order of the Board

__________________________

Name: Guilherme Dias Fernandes Benchimol

Title: Director

Dated: 14 April 2020

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

4	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

5	No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, one or more shareholders holding not less than 75% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

Schedule

RICARDO BALDIN

Profile

Business consultant. Director of controllership, riskmanagement, integrity and compliance and technology at BNDES from May 2016/July 2017. Chief Audit Executive at Itáu-Unibanco from May 2009/May 2015. From august of 1977 to marcho f 2009 at PwC, Partner e Head of Financial Services Practice (1994-2009), Financial Services Partner (1988-1994), Senior Manager (1980-1988). Previously worked as a foreign trade specialist for nine years.

Experience as a member of boards of directors and audit committes:

FGC - Fiscal Conselor from 2018 to 2019, and Board member from march 2019 to december 2019, (from that date until march 2020 in quarantine period)

Redecard – audit committe coordenetor until delisting, Tecban - member of audit committe during 2010, Porto Seguro - financial expert member of the audit committee until 2015, CIP - Audit committe member until 2014, FMCSV - Fiscal Conselor until 2016, Itaú – Unibanco - Audit Committe member at may of 2016.

Braskem – Board member until 2019.

Alpargatas – Audit committe coordenator from 2018 to now Ecorodovias – Board member and audit committee coordenator from April 2018 to April 2020.

CBMM – Audit committe coordenator from March 2019 to now.

ENEVA – Audit committe coordenator from September 2019 to now.

University graduate/curricular training

1  Universidade do Vale do Rio dos Sinos (unisinos)

Accounting, 1978

Fundação Dom Cabral (Balanced Scorecard)

Finance specialization, 2006

Fundação Getulio Vargas (FGV CEO International)

Executive management, 2007

Main projects

Acquisition of Banco Nacional by Unibanco. Merger of Itau and Unibanco Evaluation of the National Public Financial System Several acquisition projects, like Sudameris, Meridional, Banespa, Bandeirantes Banks bankruptcy assessement, like SulBrasileiro, Provincia do Rio Grande do Sul, Nacional do Comercio, Sibisa, Maisonnave, Habitasul, Credireal, Bemge.

Assessment of banks in the Ecuatorian financil system.

Main audit work

Banco Itau (Local, USGaap, IFRS and Sarbanes Oxley), Unibanco (USGaap), Banco do Brasil, Caixa Econômica Federal, KIV, Centrasul, Sicredi, Albarus, others.

PwC special training

Sarbanes Oxley

IFRS

USGAAP

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